SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2005

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


Enclosures: Director Shareholding




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.   Name of company

     Prudential plc

2.   Name of director

     G Mark Wood

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Director named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Director named above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     N/A

6.   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     Disposal of shares held in own name

7.   Number of shares / amount of stock acquired

     N/A

8.   Percentage of issued class

     N/A

9.   Number of shares/amount of stock disposed

     12,986

10.  Percentage of issued class

     Less than 0.0006%

11.  Class of security

     Ordinary shares of 5p each

12.  Price per share

     GBP4.8175

13.  Date of transaction

     3 March 2005

14.  Date company informed

     3 March 2005

15.  Total holding following this notification

     585,541

16.  Total percentage holding of issued class following this notification

     Less than 0.03%

If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

     N/A

18.  Period during which or date on which exercisable

     N/A

19.  Total amount paid (if any) for grant of the option

     N/A

20.  Description of shares or debentures involved: class, number

     N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A

22. Total number of shares or debentures over which options held following this notification

     N/A

23.  Any additional information

24.  Name of contact and telephone number for queries

     Jennie Webb, 0207 548 2027

25. Name and signature of authorised company official responsible for making this notification

     Robert Walker, Deputy Group Secretary, 020 7548 3848

Date of Notification

3 March 2005


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 03 March, 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley

                                              Clare Staley
                                              Head of Group Media Relations,